Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated February 25, 2021

Relating to Preliminary Prospectus Supplement dated February 25, 2021

Registration No. 333-253451

THE WILLIAMS COMPANIES, INC.

$900,000,000 2.600% Senior Notes due 2031

PRICING TERM SHEET

Dated: February 25, 2021

Issuer:	The Williams Companies, Inc.

Security Type:	$900,000,000 2.600% Senior Notes due 2031

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB / BBB

Pricing Date:	February 25, 2021

Settlement Date:	March 2, 2021 (T + 3)

Maturity Date:	March 15, 2031

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2021

Principal Amount:	$900,000,000

Benchmark Treasury:	UST 1.125% due February 15, 2031

Benchmark Price:	96 - 19+

Benchmark Yield:	1.492%

Spread to Benchmark Treasury:	+115 bps

Yield to Maturity:	2.642%

Coupon:	2.600%

Public Offering Price:	99.631%

Make-Whole Call:	T+ 20 bps (prior to December 15, 2030)

Par Call:	On or after December 15, 2030

Use of Proceeds:	We intend to use the net proceeds of this offering to repay our $500 million of 4.00% Senior Notes due 2021 and our $371 million of 7.875% Senior Notes due 2021 and for general corporate purposes. See “Use of Proceeds.”

CUSIP / ISIN:	969457 BY5 / US969457BY52

Joint Book-Running Managers:	RBC Capital Markets, LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
TD Securities (USA) LLC
BofA Securities, Inc.
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Scotia Capital (USA) Inc.
Truist Securities, Inc.

Co-Managers:	Barclays Capital Inc.
BBVA Securities Inc.
BOK Financial Securities, Inc.
Credit Agricole Securities (USA) Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
SMBC Nikko Securities America, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes in this offering will be made against payment therefor by purchasers in this offering on or about March 2, 2021, which is the third business day following the pricing date of the notes (such settlement cycle being referred to as T+3). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829, Mizuho Securities USA LLC toll-free at 1-866-271-7403, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, or TD Securities (USA) LLC toll-free at 1-855-495-9846.